SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gollog and Emirates SkyCargo Sign Cargo Transportation Partnership

São Paulo, July 14, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”), announces that its cargo transport unit, Gollog, has signed a partnership with Emirates SkyCargo, the cargo division of Emirates Airline, to transport cargo to all destinations operated by the two companies.

Under the agreement, Gollog will use GTA and VRG aircraft to transport cargo originating in any of the 59 destinations in Brazil and South America served by either airline and deliver it to Guarulhos International Airport in São Paulo. Upon arrival at Guarulhos, the cargo will be transferred to an Emirates’ aircraft for shipment to Dubai, United Arab Emirates. From Dubai, Emirates will then distribute the cargo to one of its more than 101 destinations in 62 countries, where it will then be delivered to its final destination. Alternatively, cargo shipped to São Paulo via Emirates SkyCargo will be transferred to GTA and VRG aircraft and transported to its final destination through GOL Linhas Aéreas Inteligentes’ domestic and international route network.

“It is a privilege for GOL, through GOLLOG, to have been chosen to transport Emirate’s cargo. This partnership demonstrates our team’s ability to meet new market demands, in addition to providing our customers with an additional alternative,” says Tarcísio Gargioni, GOL Linhas Aéreas Inteligentes’ vice-president, marketing and services. “By working together, we hope to increase the commercial relations between South America, the Middle East and Asia, which will also benefit export.”

Emirates SkyCargo operates seven weekly frequencies between São Paulo and Dubai. According to the Arab-Brazilian Chamber of Commerce, Brazilian exports transported by air to Arab countries have increased approximately 60% since the company entered the market, increasing from 2,200 to 3,400 tons.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 56 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.